totally hip
TECHNOLOGIES INC.

www.totallyhip.com
Telephone: 604.638.8180

08005548

SEC
Mail Processing
Section
OCT 22 2008
Washington, DC
101

October 10, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

SUPPL

PROCESSED
OCT 28 2008
THOMSON REUTERS

Dear Sirs/ Mesdames:

Re: TOTALLY HIP TECHNOLOGIES INC. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4556

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since August 5, 2008:

A. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended June 30, 2008 with relevant MD&A.

B. Copies of Certifications of Interim Filings filed with the British Columbia and Alberta Securities Commissions.

C. Copy of TSX Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it to the undersigned.

Sincerely,

TOTALLY HIP TECHNOLOGIES INC.

PER:

GWEN WEGNER
Paralegal

Enclosures

totally hip
TECHNOLOGIES INC.

www.totallyhip.com
Telephone: 604.638.8180

SEC
Mail Processing
Section

OCT 22 2008

Washington, DC
101

ACKNOWLEDGED RECEIPT THIS

____ DAY OF ____________, 20____

BY: ______________________

October 10, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

COPY

Re: TOTALLY HIP TECHNOLOGIES INC. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4556

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since August 5, 2008:

A. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended June 30, 2008 with relevant MD&A.

B. Copies of Certifications of Interim Filings filed with the British Columbia and Alberta Securities Commissions.

C. Copy of TSX Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it to the undersigned.

Sincerely,

TOTALLY HIP TECHNOLOGIES INC.

PER: [signature]

GWEN WEGNER
Paralegal

Enclosures

#82-4556

TOTALLY HIP TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

TOTALLY HIP TECHNOLOGIES INC.

June 30, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

TOTALLY HIP TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

ASSETS	(Unaudited) June 30, 2008	(Audited) September 30, 2007
Current		
Cash	$ 1,373	$ 2,909
GST receivable	123,829	105,640
Amounts receivable	7,750	6,570
Prepaid expenses and deposits	2,986	2,613
	135,938	117,732
Capital assets	71,917	86,053
Software technology and intellectual property rights	6	6
	$ 207,861	$ 203,791
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 4	$ 1,013,163	$ 770,556
Loans payable	217,336	167,616
Due to shareholders – Note 4	55,552	40,282
	1,286,051	978,454
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 3	8,481,069	8,481,069
Contributed surplus	827,400	827,400
Deficit	(10,386,659)	(10,083,132)
	(1,078,190)	(774,663)
	$ 207,861	$ 203,791

Interim Reporting – Note 1

APPROVED BY THE DIRECTORS:

"David Dicaire" ______________ Director
David Dicaire

"Michael P. Ross" ______________ Director
Michael P. Ross

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and nine months ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)

	Three months ended June 30, 2008	Three months ended June 30, 2007	Nine months ended June 30, 2008	Nine months ended June 30, 2007
Revenues				
Sales	$ **1,010**	$ 12,459	$ **12,354**	$ 44,501
Less: cost of goods sold	**(429)**	(1,807)	**(3,097)**	(5,661)
	581	10,652	**9,257**	38,840
Administrative Expenses				
Amortization	**4,712**	5,750	**14,136**	17,251
Filing fees and transfer agent	**12,176**	5,572	**23,515**	17,420
Interest and bank charges	**2,923**	14,100	**26,420**	31,800
Marketing, travel and promotion	**-**	-	**4,275**	6,891
Office and miscellaneous	**782**	2,940	**20,420**	12,001
Professional fees	**(202,194)**	4,014	**57,392**	19,588
Rent	**9,000**	3,000	**31,521**	23,607
Salaries and consulting fees – Note 4	**43,500**	97,990	**132,886**	208,226
Telephone and internet	**732**	327	**2,198**	1,636
	(128,369)	133,693	**312,763**	338,420
Profit /(Loss) from operations before other items	**128,950**	(123,041)	**(303,506)**	(299,580)
Other items				
Foreign exchange (loss) gain	**255**	(5,652)	**(21)**	(1,505)
Net profit/(loss) and comprehensive profit/(loss) for the period	$ **129,205**	$ (128,693)	$ **(303,527)**	$ (301,085)
Basic and diluted loss per share	$ **0.004**	$ (0.01)	$ **(0.01)**	$ (0.01)
Weighted average number of shares outstanding	**26,282,620**	26,282,620	**26,282,620**	26,282,620

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the nine months ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)

	2008	2007
Deficit, beginning of the period	$ **(10,083,132)**	$ (9,702,956)
Net loss for the period	**(303,527)**	(301,085)
Deficit, end of period	$ **(10,386,659)**	$ (10,004,041)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)

	Three months ended June 30, **2008**	Three months ended June 30, 2007	Nine months ended June 30, **2008**	Nine months ended June 30, 2007
Operating Activities				
Net loss for the period	$ **129,205**	$ (128,693)	$ **(303,527)**	$ (301,085)
Items not involving cash:				
Amortization	**4,712**	5,750	**14,136**	17,251
	133,917	(122,943)	**(289,391)**	(283,834)
Changes in non-cash working capital items related to operations:				
GST receivable	**5,124**	(3,693)	**(18,189)**	(15,226)
Amounts receivable	**289**	(3,570)	**(1,180)**	(4,834)
Prepaid expenses and deposits	**1,387**	2,199	**(373)**	16,127
Accounts payable and accrued liabilities	**(154,672)**	95,446	**242,607**	158,189
Cash used in operating activities	**(13,955)**	(32,561)	**(66,526)**	(129,578)
Financing Activities				
Due to shareholders	**-**	-	**15,270**	-
Loans payable	**15,313**	27,622	**49,720**	119,162
Cash provided by financing activities	**15,313**	27,622	**64,990**	119,162
Increase (Decrease) in cash during the period	**1,358**	(4,939)	**(1,536)**	(10,416)
Cash (bank indebtedness), beginning of the period	**15**	12,371	**2,909**	17,848
Cash (bank indebtedness), end of the period	$ **1,373**	$ 7,432	$ **1,373**	$ 7,432
Supplemental disclosure of cash flow information:				
Cash paid for:				
Income taxes	$ -	$ -	$ -	$ -
Interest	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(Unaudited – Prepared by Management)

Note 1 Nature of Operations

Totally Hip Technologies Inc. (the "Company") was incorporated under the laws of the Province of Alberta on March 8, 1995. The company was continued under the laws of the Province of British Columbia on March 18, 1999. The Company's primary business has been to develop multimedia software code for future licensing and marketing of end user versions.

Note 2 Significant Accounting Policies

The notes presented in these interim consolidated financial statements are not fully inclusive of all matters normally disclosed in the Company's annual audited consolidated financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements as at and for the year ended September 30, 2007.

These interim consolidated financial statements follow the same policies and methods of application as the most recent audited consolidated financial statements as at and for the year ended September 30, 2007.

Effective October 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (the "CICA") as follows:

Accounting Changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Financial instruments

The Company adopted CICA Handbook Sections 3855, financial instruments; Section 1530, comprehensive income, Section 3856, hedges and Section 3861, Financial instruments - disclosure and presentation.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company has no comprehensive transactions in 2007 and accordingly comprehensive loss is equal to net loss.

Note 2 Significant Accounting Policies – Cont'd
Financial instruments – (continued)

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The adoption of these policies has not had a significant impact on the financial statement presentation or disclosures.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at January 1, 2007.

Under adoption of these new standards, the Company designated its cash as held-for-trading, which are measured at fair value. Amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

The Company has determined that it does not have derivatives or embedded derivatives.

Recent Accounting Pronouncements

i) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

ii) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

iii) Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Note 2 Summary of Significant Accounting Policies – Cont'd

Recent Accounting Pronouncements – cont'd

iii) Capital Disclosures and financial Instruments – Disclosures and Presentation-cont'd

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

iv) In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Note 3 Share Capital

Authorized:

Unlimited common shares without par value
100,000,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2004 and 2005		12,860,398	6,949,025
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	10,000,000	1,000,000
Pursuant to exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2007 and June 30, 2008		26,282,620	$ 8,481,069

Note 3 Share Capital – Cont'd

Private Placement

The Company has agreed to a $1,200,000 private placement of its securities consisting of the sale of up to 20,000,000 units at $0.06 per unit, each unit consisting of one common share and one transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.10 per share for a period of two years. Funds from the financing will be used for working capital. Finder's fees may be payable on a portion of the financing in cash. The private placement and finder's fees is subject to acceptance for filing by the TSX Venture Exchange.

Commitments:

Share Purchase Options:

As at June 30, 2008 there were no share purchase options outstanding (2006: Nil).

Share Purchase Warrants:

At June 30, 2008, there were no share purchase warrants outstanding. :

Note 4 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Nine months ended June 30, 2008	2007
Salaries and consulting fees	$ 130,500	$ 130,500
	$ 130,500	$ 130,500

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At June 30, 2008, accounts payable and accrued liabilities included $383,936 (2007: $166,544) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

	Nine months ended June 30, 2008	Nine months ended June 30, 2007
USA	61.69%	48,41%
Canada	22.17 %	17.02 %
Europe	12.16%	13.24%
Asia	3.98%	9.98%
South America	-	4.62%
United Kingdom	-	4.98%
Australia, New Zealand	-	1.75%
	100.00%	100.00%

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2008

AUGUST 27, 2008

For the nine months ended June 30, 2008, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of August 27, 2008 provides information on the operations of Totally Hip for the three months and nine-months ended June 30, 2008 and subsequent to the nine months ended and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended September 30, 2007, and 2006.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations.

LiveStage includes FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime. The Company continues to strive towards developing new and enhanced products.

Livestage Professional Software

LiveStage Professional 4.6.5 is an enhanced version of its award-winning LiveStage Professional software for producing cutting-edge technology in the development and delivery of compelling interactive QuickTime content. There are dozens of new upgrades that improve workflow and ease, and also two new major authoring features in the latest release -- the ability to author for Totally Hip's audiovisual component and the ability to author for Totally Hip's QScript extension essentials (QSXE Version 3) QuickTime component.

The audiovisual authoring component is the first of its kind providing fully customizable visualization of audio data for real-time analysis. Originally developed for Cornell University's laboratory of ornithology by Totally Hip's award-winning programmers, the audiovisual component is currently being used within Cornell's animal behavior archive, the largest archive of animal sounds in the world.

The QScript extension essentials (QSXE Version 3) QuickTime authoring component modifications allow a new level of control and interactivity to virtual reality (VR) rich media presentations.

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost-effective software application for converging more than 200 different media formats, including DVD-quality video and audio to create powerful and engaging rich media presentations.

LiveSlideShow 3

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS JUNE 30, 2008

SELECTED FINANCIAL DATA

The following table presents selected financial information for the nine months ended June 30, 2008 and 2007 and the last three audited fiscal years ended September 30, 2007, 2006 and 2005:

	Nine Months ended June 30, 2008 $	Nine Months ended June 30, 2007 $	2007 $	2006 $	2005 $
OPERATIONS:					
Revenues	9,257	38,840	42,361	231,996	289,801
Net Loss	(303,527)	(301,085)	(380,176)	(1,139,751)	(414,814)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.07)	(0.03)
BALANCE SHEET:					
Working capital (deficiency)	(1,150,113)	(784,016)	(860,722)	(500,182)	(733,312)
Total assets	207,861	219,407	203,791	243,141	84,980

For the nine months ended June 30, 2008 gross revenue was $12,354 compared to $44,501 for the same period in 2007 (72.24% decrease). For the nine months ended June, 2008 revenues (net of packaged software) was $9,257 compared to $38,840 in 2007 (76.17% decrease). These variations in revenue are due to a number of factors some of which are not under the control of the Company and the amount of variation can not be directly attributable thus it would be misleading to attempt to define. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 78% of the Company's total sales are sales in foreign currencies. During the period ended the average exchange rate for U.S. dollar posted by the Bank of Canada was approximately 14% higher than the average exchange rate for the same period in 2007. Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the nine months ended June 30, 2008 was $303,527 compared to the loss of $301,085 for the nine months ended June 30, 2007. The net loss for the period ended was marginally affected by a loss on foreign exchange of $21.

RESULTS OF OPERATIONS

For the three months ended June 30, 2008.

During the three months ended June 30, 2008, Net sales/gross profit before expenses were $581 or58% of gross sales compared to a gross profit of $10,652 or 85% for the comparable period in 2007.
On an overall basis the Company reported a the net profit for the three months ending June 30, 2008 of $129,205 compared to a net loss of $128,693 for the same period in the previous year resulting in a net profit of $ 0.004 per share for the current quarter compared to a loss of $0.01per share for the same quarter in 2007. The increase in the net profit for the three months ended June 30, 2008 was attributable to adjustments made to professional fees as a result of over provisions during the current year resulting in a decrease of approximately $198,180.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2008

Major expense decreases occurred in salaries and consulting ($54,490); interest and bank charges ($11,177); office and miscellaneous ($2,158) and a decrease in non-cash amortization costs ($1,38) which were offset by increases in filing fees and transfer agent ($6,604); rent ($6,000) and telephone and internet ($405).

The geographical distribution of sales revenues for the three months ended June 30, 2008 occurred in the USA (100%).

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

For the six months ended June 30, 2008.

During the nine months ended June 30, 2008, Net sales/gross profit before expenses were $9,257 or 75% of gross sales compared to a gross profit of $38,840 or 87% for the comparable period in 2007.

On an overall basis the net loss for the nine months ended June 30, 2008 was $303,527 (0.8% increase) compared to a net loss of $301,085 for the same period in the previous year resulting in a net loss of $ 0.01 per share for the current period compared to a loss of $0.01 per share for the same period in 2007. The increase in the net loss for the nine months ended June, 2008 was affected by a decrease in revenue of $29,583 and a marginal decrease in foreign exchange loss of $1,484.

Administrative expenses for the nine months ended June 30, 2008 were $312,763, compared to $338,420 in the previous year. Major expense increases occurred in professional fees ($37,804); office and miscellaneous ($8,419); rent ($7,914); filing and transfer agent ($6,095) and telephone and internet ($562). These increases were offset by decreases in salaries and consulting fees ($75,340); marketing, travel and promotion ($2,616); interest and bank charges ($5,380) and non-cash amortization ($3,115).

The geographical distribution of sales revenues for the nine months ended June 30, 2008 was USA 61.69%, Canada 22.17%, Europe 12.16% and Asia 3.98%.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures during fiscal 2008.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended September 30,							
	2008			2007				2006
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4
	$	$	$	$	$	$	$	$
Revenue	3,585	7,759	1,010	17,434	14,608	12,459	12,288	24,666
Net income (loss)	(262,921)	(169,811)	129,205	(79,471)	(92,921)	(128,693)	(79,091)	(260,049)
Basic/diluted loss per share	(0.01)	(0.06)	0.004	(0.00)	(0.01)	(0.01)	(0.00)	(0.01)

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2008

SHARE CAPITAL

Authorized: Unlimited common shares without par value
100,000,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2004 and 2005		12,860,398	6,949,025
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	10,000,000	1,000,000
Pursuant to exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2006, September 30, 2007 and June 30, 2008		26,282,620	$ 8,481,069

Escrow:

As at June 30, 2008, there were no shares held in escrow.

Private Placement

The Company has agreed to a $1,200,000 private placement of its securities consisting of the sale of up to 20,000,000 units at $0.06 per unit, each unit consisting of one common share and one transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.10 per share for a period of two years. Funds from the financing will be used for working capital. Finder's fees may be payable on a portion of the financing in cash. The private placement and finder's fees is subject to acceptance for filing by the TSX Venture Exchange.

Commitments:

Share Purchase Options

As at June 30, 2008 there were no share purchase options outstanding.

Share Purchase Warrants

As at June 30, 2008 there were no warrants outstanding.

RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2008

	Nine months ended June 30,	
	2008	2007
Salary and Consulting fees	130,500	130,500
	$ 130,500	$ 130,500

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At June 30, 2008, accounts payable and accrued liabilities included $383,936 (2007: $166,544) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

LIQUIDITY AND SOLVENCY

At June 30, 2008, the Company held cash on hand of $1,373 (2007: $7,432) and liabilities totalled $1,286,051 (2007: $914,979).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $207,861 as of June 30, 2008, compared to $219,407 as of June 30, 2007, which decreased by $11,546 due to increases in prepaid expenses of $2,318 and GST receivable of $28,147 with decreases in capital assets of approximately $16,521 due to amortization costs, amounts receivable of $19,431 and a decrease in cash of $6,059.

Totally Hip's liabilities at June 30, 2008 comprised of accounts payable and accrued liabilities totalling $1,013,163, (2007: $696,146), loans payable of $217,336 (2007: $185,079), and amounts due to shareholders of $55,552 (2007: $33,754).

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the period ended June 30, 2008, Totally Hip has not issued any stock options. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

During the period ended June 30, 2008, the Company has agreed to a non-brokered private placement financing of up to $1.2-million comprising 20,000,000 units at six cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 10 cents per share for a period of two years. Funds from the financing will be used for working capital. Finders' fees may be payable on a portion of the financing in cash.

The financing and finders' fees are subject to acceptance for filing by the TSX Venture Exchange.

OUTSTANDING SHARE DATA

As at August 27, 2008 the Company had authorized share capital as follows:

Unlimited common shares without par value
100,000,000 preferred shares without par value

Shares outstanding as at August 27, 2008 totalled 26,282,620 shares. There were nil warrants outstanding and nil stock options outstanding.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2008

MANAGEMENT CHANGES

None

ACCOUNTING CHANGES

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Financial instruments

The Company adopted CICA Handbook Sections 3855, financial instruments; Section 1530, comprehensive income, Section 3856, hedges and Section 3861, Financial instruments - disclosure and presentation.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company has no comprehensive transactions in 2007 and accordingly comprehensive loss is equal to net loss.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The adoption of these policies has not had a significant impact on the financial statement presentation or disclosures.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at January 1, 2007.

Under adoption of these new standards, the Company designated its cash as held-for-trading, which are measured at fair value. Amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, loan payable and due to related parties are classified as other financial liabilities, which are measured at amortized cost. (Refer to note below – FINANCIAL INSTRUMENTS.)

The Company has determined that it does not have derivatives or embedded derivatives.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS JUNE 30, 2008

Recent Accounting Pronouncements

i) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

ii) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

iii) Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

iv) In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at September 30, 2007 or September 30, 2006.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2008

RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with 51% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings as at December 31, 2007, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

OUTLOOK

Through our efforts, and the arrival of "The Web 2.0" (a generic term used to describe the new, more rich media intensive and interactive Internet), Graphic artists, Rich Media designers along with the advent of social networking sites (YOUTUBE and MYSPACE) have helped generate broader interest to Totally Hip's core product, LiveStage Professional. In this light and in a view to stick with our strengths, Totally Hip will continue to sell LiveStage through marketing efforts. We believe that a re-concentration to LiveStage will continue to provide reliable revenue streams and, as it has done in the past, spawn highly lucrative custom rich media projects.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2008

As the Rich Media market continues to evolve, Totally Hip plans to offer an even more robust combination of services in an effort to ward off competition and grow revenue. In particular, consumer demands are increasing for interactive applications, such as Rich Media videoconferencing and gaming. The combination of technologies the solution provides is an ideal infrastructure for the evolution of new media service delivery capabilities.

82-4556

TOTALLY HIP TECHNOLOGIES INC.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, David Dicaire, President and Chief Executive Officer for **Totally Hip Technologies Inc.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Totally Hip Technologies Inc.**, (the "Issuer") for the interim period ending **June 30, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: September 3, 2008

"David Dicaire"

David Dicaire
President & CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

#82-4556

TOTALLY HIP TECHNOLOGIES INC.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, David Dicaire, Chief Financial Officer for **Totally Hip Technologies Inc.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Totally Hip Technologies Inc.**, (the "Issuer") for the interim period ending **June 30, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: September 3, 2008

"David Dicaire"

David Dicaire
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

82-4556

TSX venture EXCHANGE

August 21, 2008

Via FAX: 604-669-5886

Beruschi & Company
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

SEC
Mail Processing
Section

OCT 22 2008

Washington, DC
101

Attention: Gwen Wegner

Dear Sir\Madame:

Re: Totally Hip Technologies Inc. (the "Company")
Stock Option Plan – Rolling – Submission #137026

TSX Venture Exchange (the "Exchange") has accepted for filing the Company's annual renewal of its Rolling 10% Stock Option Plan (the "Plan"), which was approved by the Company's shareholders at the Annual General Meeting that was held on May 31, 2007.

This letter also provides acceptance of the Plan for 2005 and 2006 - additional processing fees have been assessed in the amount of $500 plus GST for each year's missing filing. Please be reminded that the Company must obtain shareholder approval yearly at the Company's Annual General Meeting and the Plan must be submitted for Exchange review and acceptance each year thereafter.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6969 / FAX: (604) 844-7502 / EMAIL: payam.fouladianpour@tsxventure.com.

Yours truly,

Payam M. Fouladianpour, BComm.
Analyst
Listed Issuer Services

END

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